Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED JANUARY 17, 2025

TO THE PROSPECTUS DATED FEBRUARY 7, 2024

This Supplement No. 12 supplements, and should be read in conjunction with our prospectus dated February 7, 2024, Supplement No. 1 dated February 15, 2024, Supplement No. 2 dated March 19, 2024, Supplement No. 3 dated April 17, 2024, Supplement No. 4 dated May 16, 2024, Supplement No. 5 dated June 18, 2024, Supplement No. 6 dated July 16, 2024, Supplement No. 7 dated August 19, 2024, Supplement No. 8 dated September 18, 2024, Supplement No. 9 dated October 18, 2024, Supplement No. 10 dated November 19, 2024, and Supplement No. 11 dated December 19, 2024. Defined terms used in this Supplement No. 12 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class our common stock as of February 1, 2025;

•	to disclose the calculation of our December 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	to update our portfolio disclosure; and

•	to provide an update on the status of our current public offering (the “Offering”).

February 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class S	$20.69
Class I	$20.70
Class T	$20.69
Class D	$20.70

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

December 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	December 31, 2024	November 30, 2024
Investment in real estate	$1,040,005,000	$1,040,005,000
Investments in real estate-related assets	9,816,141	9,784,385
Cash and cash equivalents	44,665,423	38,414,669
Other assets	10,895,573	22,090,616
Debt obligations (at fair market value)	(496,227,999)	(500,075,551)
Due to related parties(1)	(12,840,875)	(12,537,148)
Accounts payable and other liabilities	(20,094,816)	(22,015,368)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(23,689)	(23,323)
Non-controlling interests in subsidiaries	(270,889,073)	(305,258,136)
Sponsor Support repayment / special unit holder interest in liquidation	—	—

Net Asset Value	$305,305,685	$270,385,144

Number of outstanding shares and OP units(3)	14,747,510	13,441,900

(1)	Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.
(2)	The distribution fee that is payable as of December 31, 2024 related to Class TX, Class T, Class S and Class D shares of common stock is shown in the table below.
(3)

Includes Class AX, Class TX, Class IX, Class T, Class D, Class I, Class S shares of common stock and Class I OP units issued in connection with the exercise of fair market value option of CF WAG Portfolio.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of December 31, 2024.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$794,485,853	$454,671	$107,733,067	$42,168,192	$532,098	$117,859,253	$42,149,003	$1,105,382,137
Distribution fees due and payable	—	(103)	(15,085)	(2,496)	(103)	—	(5,902)	(23,689)
Debt obligations (at fair market value)	(356,660,482)	(204,110)	(48,363,514)	(18,930,139)	(238,869)	(52,909,360)	(18,921,525)	(496,227,999)
Due to related parties	(9,229,290)	(5,282)	(1,251,501)	(489,855)	(6,181)	(1,369,134)	(489,632)	(12,840,875)
Accounts payable and other liabilities	(14,443,012)	(8,265)	(1,958,487)	(766,578)	(9,673)	(2,142,571)	(766,230)	(20,094,816)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(194,699,669)	(111,423)	(26,401,468)	(10,333,895)	(130,398)	(28,883,028)	(10,329,192)	(270,889,073)

Quarterly NAV	$219,453,400	$125,488	$29,743,012	$11,645,229	$146,874	$32,555,160	$11,636,522	$305,305,685
Number of outstanding shares/units	10,599,672	6,066	1,437,326	562,589	7,099	1,572,425	562,333	14,747,510

NAV per share/unit	$20.70	$20.69	$20.69	$20.70	$20.69	$20.70	$20.69

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2024
Stockholders’ equity under U.S. GAAP	$509,793,900
Adjustments:
Unrealized depreciation of real estate	(84,908,939)
Unrealized appreciation of real estate-related assets	4,201,747
Organization and offering costs	—
Acquisition costs	(8,910,913)
Deferred financing costs, net	(5,001,577)
Accrued distribution fee(1)	(103)
Accumulated depreciation and amortization	124,332,071
Fair value adjustment of debt obligations	58,554,306
Deferred rent receivable	(13,393,162)
Derivative assets, at fair value	(8,472,572)
Non-controlling interests in subsidiaries	(270,889,073)

NAV	$305,305,685

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

The valuations of our real properties as of December 31, 2024 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.5%	6.1%	5.7%	6.0%	6.2%
Residual Discount Rate	7.6%	7.0%	7.0%	6.8%	7.3%
Average Holding Period (Yrs)	8.6	8.2	10.0	12.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.8%	-2.5%	-2.1%	-2.6%
	0.25% Decrease	2.7%	3.1%	2.8%	2.3%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-2.0%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	2.1%	1.7%

December 31, 2024 Portfolio

As of December 31, 2024, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•	2024 – 0.0%

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 16.6%

•	2028 – 15.3%

•	2029 – 0.0%

•	2030 – 0.0%

•	2031 – 26.7%

•	2032 – 20.4%

•	2033 – 0.0%

•	After 2034 – 21.0%

As of December 31, 2024, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 37.0%

•	Single Tenant Office – 28.6%

•	Single Tenant Industrial – 23.6%

•	Single Tenant Life Sciences – 1.6%

•	Single Tenant Necessity Retail – 9.3%

As of December 31, 2024, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Ohio – 25.6%

•	Maryland – 22.0%

•	Texas – 15.8%

•	California – 13.5%

•	South Carolina – 6.2%

•	Wisconsin -6.0%

•	Arizona – 5.2%

•	Other – 5.8%

As of December 31, 2024, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 100.0%

•	Mezzanine Loan – 0.0%

•	Preferred Equity – 0.0%

As of December 31, 2024, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2024—2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

•	2024 – 0.0%

•	2025 – 22.6%

•	2026 – 10.3%

•	2027 – 1.0%

•	2028 – 8.1%

•	2029 – 0.0%

•	2030 – 3.4%

•	2031 – 34.2%

•	2032 – 20.1%

•	2033 – 0.4%

•	After 2034 – 0.0%

As of December 31, 2024, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily investments), based on each asset’s fair value used in determining our NAV, was 6.8 years.

As of December 31, 2024, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.7%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of December 31, 2024, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $523 million.

As of December 31, 2024, we held $15.0 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $49.5 million of available capacity to draw on our credit facility.

Data Center Co-Investment

On December 20, 2024, a commitment of $10,000,000 was made by our operating partnership to invest in Digital Bridge AI Infrastructure A, LP, a $500 million co-investment vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA (the “Data Center Co-Investment”). The Data Center Co-Investment aligns with our strategy to diversify our portfolio into the high-growth data center industry while leveraging the operating expertise of a sector specialist partner. As of January 16, 2025, $5,223,442 has been called but not funded on the Data Center Co-Investment.

WAG Portfolio

Our operating partnership received and accepted an offer by the owner of 100% of the ownership interests in CF WAG MH, LLC (“WAG MH”) to contribute its interests in WAG MH in exchange for the operating partnership units of the OPs. WAG MH owns nine freestanding retail/pharmacy properties, all of which are operated as a Walgreens pharmacy and are leased to Walgreen Co (“WAG Portfolio”). The leases on the WAG Portfolio have an expiration date of November 2036. The WAG Portfolio is encumbered by a $32.6 million loan (the “WAG Loan”) with a fixed interest rate of 4.59% with an anticipated repayment date of December 1, 2026, and final maturity date of December 1, 2031. The WAG Portfolio was acquired by the operating partnership at a value of $50.1 million, as determined by an independent, third-party appraiser.

In connection with the same, on January 1, 2025, the operating partnership issued 865,711 of the Class I operating partnership units in exchange for 100% of the ownership interests in WAG MH.

Status of Our Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, aggregate issuance pursuant to the Offering consisted of (i) 317,338 shares of our common stock in the primary offering for total proceeds of $6.8 million and (ii) 141,495 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $3.2 million. On January 2, 2025, pursuant to the Offering, we issued and sold (i) 23,767 shares of our common stock in the primary offering for total proceeds of $0.5 million and (ii) 13,532 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.272 million. As of December 31, 2024, our aggregate NAV was $305 million. On December 31, 2024, we repurchased 103,305 shares of common stock pursuant to our share repurchase program for aggregate consideration of $2.1 million, which represents 93% of repurchase requests. We intend to continue selling shares on a monthly basis.